February 19, 2010	News Release 10-8

SILVER STANDARD TO SELL SILVERTIP PROJECT

VANCOUVER, B.C. -- Silver Standard Resources Inc. (TSX:SSO) (NASDAQ:SSRI) is pleased to report that it has entered into an agreement to sell 100% of its interest in the Silvertip Project to Silvercorp Metals Inc. (“Silvercorp”) for total consideration of CDN$15.0 million, with up to CDN$7.5 million payable in common shares of Silvercorp.  Subject to the satisfaction of customary closing conditions, the completion of the transaction is expected to take place on or about February 26, 2010, or such other date as agreed upon between the parties.

Silvertip, located in northern British Columbia, is a silver-base metals project that Silver Standard had acquired in 2002. The sale of the Silvertip Project is part of the ongoing rationalization of Silver Standard’s portfolio of non-core assets.

(SOURCE: Silver Standard Resources Inc.)

Contact:

Silver Standard Resources Inc.
Paul LaFontaine
Director, Investor Relations
N.A. Toll Free: (888) 338-0046 or Direct: (604) 484-8212
Email: invest@silverstandard.com

Statements contained in this news release that are not historical fact, such as statements regarding the closing of the Silvertip transaction, future plans, and the timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in Canadian Securities legislation and the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, variances in ore grade, mill throughput, or recovery rates from those assumed in mining plans, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in places where the company does business, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s Form 20-F and other filings with Canadian regulators and the Securities and Exchange Commission. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.